EXHIBIT A

PROPOSAL:

That the investment management agreement, between the Fund and Deutsche Investment Management Americas Inc., as currently in effect on the date hereof, be terminated immediately.

STATEMENT:

President and Fellows of Harvard College ("Harvard") has been a shareholder of the Fund for more than 4 years. We currently own almost 10 million shares, more than 22.2% of the Fund. We have communicated with Deutsche Investment Management Americas, Inc. ("DIM"), the Fund's manager, several times regarding the discount of the Fund's shares from their net asset value. Last December, we met with the Fund's Board and representatives of DIM. We discussed the discount and ways in which the Fund might reduce or eliminate the discount. We believe that a large discount is unacceptable, and that the Board has several viable alternatives to reduce or eliminate the discount.

Instead of implementing one of these viable alternatives, early this year the Fund announced a tender offer for up to 10% of its shares at 95% of its then current net asset value, with a program for up to two additional similar tender offers in the following years if the discount exceeded 15%. This program is totally inadequate and brings to light the severe conflicts that exist between Fund shareholders and DIM.

Had DIM formulated a substantial tender offer for up to 50% or more of the Fund's shares and made the offering price net asset value rather than a discount from net asset value, DIM truly would have created value for shareholders. That tender offer, however, also would have resulted in a loss in fees for DIM since its fees are based on the size of the Fund. Clearly, DIM chose preservation of its interests over the interests of shareholders. DIM could not have followed this path without the approval of the Fund's Board. We have tried to assess why the Board has gone along with DIM.

It cannot be DIM's extraordinary performance. The Fund's performance is ordinary when compared to competitors and to recognized indices for the Korean securities in which it invests. While rules of the Korean securities markets under which the Fund operates limit its ability to liquidate holdings, DIM has not made any effort to obtain relief from those rules. The Korean securities market has matured exponentially since the inception of the Fund. Harvard believes the Fund readily could have obtained relief from those rules. Others have. Even with the rules, DIM and the Board could have done much better than the program they announced.

Our conclusion is that DIM has undue influence over the Board and that Harvard and other shareholders will not get management responsive to our interests unless DIM is removed as the Fund's manager. Accordingly, Harvard has submitted a proposal to terminate DIM's investment management agreement with the Fund, effective immediately. Upon the termination of the management agreement, DIM's research and advisory agreement with its subadvisor, Deutsche Investments Trust Management Company Limited, shall automatically terminate in accordance with its terms.